SMIC Announces 2010 Annual Results

Shanghai  [2011-03-31]

Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2010.

Fourth Quarter 2010 Highlights:

• Revenue up by 0.4% to $411.8 million in 4Q10 from $410.1 million in 3Q10 and up by 23.6% compared to 4Q09.
- Gross margin was 23.9% in 4Q10 compared to 24.5% in 3Q10 primarily due to an increase in other manufacturing costs.
- Net cash flow from operations has increased to $248.6 million in 4Q10 from $125.2 million in 3Q10.
- Income attributable to holders of ordinary shares was US$68.6 million in 4Q10, compared to income of US$30.4 million in 3Q10.
- Diluted EPS was $0.13 per ADS.

First Quarter 2011 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

• Revenue is expected to decline between 6% to 9%.
- Gross margin is expected to range from 18% to 20%.
- Operating expenses excluding foreign exchange differences are expected to range $82 million to $86 million.
- 2011 capital expenditures to be around $1 billion.

Commenting on the quarterly results, Dr. David NK Wang, President and Chief Executive Officer of SMIC remarked, “2010 was a year of achievement for SMIC. First, I am pleased to report that SMIC continued to be profitable for the third consecutive quarter, and has achieved its first profitable year, at both operational and net income levels, after 5 years of loss. I would like to thank SMIC employees for their efforts, which resulted in enhanced customer relations, successful advanced technology ramp-up, and overall effective execution. Second, we recorded historical high annual revenue of more than $1.55 billion for 2010, representing a year-over-year growth of 45.2%. Fourth quarter gross margin of 24% exceeded our guidance. Thus we achieved 20% gross margin for the full year of 2010, which is the highest gross margin performance achieved since after the year of IPO. Furthermore, we received various awards in 2010, recognizing our high-level of performance and service as well as improvements; 5 of these came from our top 10 customers. We are gaining momentum in engaging with key customers on both legacy and advanced technology. All of this shows we have made significant progress compared to 12 months ago. We have confidence that our momentum will continue through 2011 and onwards.

“In summary, we achieved a profitable 2010, successful 65-nanometer ramp up thus far, improved operations and overall customer relationships. We continue to focus on sustainable profitability for the long-term. In the near term we continue to ramp up 65/55-nanometer and to bring our 45/40-nanometer into production by the end of 2011. With our planned build up, we target to outgrow the foundry industry in 2011, and we look forward, with our strategy and execution to deliver sustainable value to our shareholders. “

For the full report please use the following link:
http://www.smics.com/website/enVersion/IR/quarterlyResults4Q10.htm

Conference Call / Webcast Announcement

Date: Friday, February 18, 2011
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US 1-617-597-5342 (Pass code: SMIC)
HK 852-3002-1672 (Pass code: SMIC)

A live webcast of the 2010 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://phx.corporate-ir.net/playerlink.zhtml?c=176474&s=wm&e=3685341
An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our belief that we are on course to profitability, and statements under “First Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise